UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-41573

CARAVELLE INTERNATIONAL GROUP
(Translation of registrant’s name into English)

Office Unit 1125,

11/F, Lee Garden One,

33 Hysan Ave,

Causeway Bay, Hong Kong

+852 38481700

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Change of Directors

Effective October 15, 2023, Ms. Xuanhua Xi resigned as a director of Caravelle International Group (the “Company” or the “Registrant”). The resignation of Ms. Xi, who also served as chairman of the audit committee (the “Audit Committee”) of the Company’s Board of Directors (the “Board”), was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On October 16, 2024, Mr. Jinyu Chang was elected to serve a director and Chairman of the Board and Mr. Xin He was elected to serve as a director and was appointed to serve as the chairman of the Audit Committee by the affirmative vote of the remaining members of the Board.

Mr. Jinyu Chang is a Co-Founder of High Trend International, a holding company focused on the investment and development of projects involving municipal smart cities and smart street light points and has been managing the company since January 1, 2018. From January 1, 2011 to December 31, 2017, Mr. Chang served as the Chairman of the Board of High Trend Technology Co., Ltd., a company focused on the investment and development of smart city projects. Mr. Chang has a bachelor’s degree in Administrative Management from Tianjin University of Finance and Economics.

Mr. Xin He has served as the Chief Financial Officer of Wanda America Entertainment, Inc., an entertainment holding company, since May 2012. Mr. He currently serves as the Chief Executive Officer of Professional Diversity Network Inc. (Nasdaq: IPDN) having held multiple executive positions since 2019. Professional Diversity Network Inc. is an operator of professional networks with a focus on diversity. In 2013, Mr. He led the initial public offering of AMC Entertainment Holdings Inc. and its listing on the New York Stock Exchange. Mr. He has a bachelor’s degree and a masters’ degree of Science in Taxation from Central University of Finance and Economics in Beijing, and a masters’ degree of Science in Accounting from Seton Hall University in New Jersey. He is also a Certified Public Accountant in both China and in New York.

Issuance of Press Release

On October 30, 2024, the Company issued a press release announcing the election of Mr. Chang and Mr. He to its Board. A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT LIST

Exhibit Index
Exhibit 99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2024	CARAVELLE INTERNATIONAL GROUP

	By:	/s/ Hanxi Chang
Hanxi Chang
Chief Executive Officer
(Principal Executive Officer)

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